UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): February 4, 2020

BRIX REIT, INC.
(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 7. Departure of Certain Officers
Effective February 3, 2020, Mr. Matthew Bodkin resigned as our Marketing and Communications Manager and interim Secretary to pursue direct employment by RW Holdings NNN REIT, Inc. (“NNN REIT”) where he will continue to provide services to us through our external advisor. For more information regarding our new external advisor, see Item 9. Other Events.
Item 9.1 Other Events
New External Advisor
Overview
On January 31, 2020, we entered into an advisory agreement with modiv Advisors, LLC (“the advisor” or “our advisor”), an indirect wholly-owned subsidiary of NNN REIT, effective as of February 3, 2020, pursuant to which substantially all of our administrative functions and operations will be performed by the advisor. Consequently, effective February 3, 2020, we have discontinued our interim period of internal self-management that commenced on October 28, 2019, when we terminated the advisory agreement with our former external advisor Brix Student Housing Operator, LLC and our former sponsor BrixInvest, LLC (“BrixInvest”).
On September 19, 2019, NNN REIT and certain other parties, including BrixInvest, entered into a contribution agreement pursuant to which NNN REIT would acquire substantially all of the assets of BrixInvest, including substantially all of the assets, business and operations of our former advisor (the “NNN REIT Self-Management Transaction”). The NNN REIT Self-Management Transaction closed on December 31, 2019.
The advisory agreement with modiv Advisors, LLC is on substantially the same terms as the former advisory agreement except that: (i) we will no longer pay a 30% subordinated participation fee that was included in the prior advisory agreement; (ii) in the event that our advisor provides property management and leasing services, we will pay our advisor fees for such services; (iii) and the termination notice period was increased from 60 to 90 days.
Under the advisory agreement, we are now externally managed by modiv Advisors, LLC, whose employees and resources, including the Online Platform, are being provided to us. In addition, our advisor will identify all of our prospective property acquisitions and advise us with respect to them. While our advisor may manage, or assist in the management of the day-to-day operations of our properties, we anticipate that day-to-day property management will be performed by experienced recognized property management companies that provide services in the areas where our properties are located.
Certain of our directors and executive officers are also directors and executive officers of NNN REIT and its affiliates. Our advisor will be subject to the supervision of our board of directors and provides only the services that are delegated to it. Our conflicts committee will be responsible for reviewing the performance of our advisor and determining that the compensation to be paid to it is reasonable in relation to the nature and quality of services performed and that our investment objectives are being carried out. Our advisor will have contractual and fiduciary responsibilities to us and our stockholders.

Set forth below are the material provisions and compensation arrangement set forth under the advisory agreement.
The Advisory Agreement
As existed under the terms of our prior advisory agreement, the terms of the advisory agreement provide that our advisor will use its best efforts to present to us investment  opportunities that provide a continuing and suitable investment program for us consistent with our investment policies and objectives as adopted by our board of directors. Pursuant to the advisory agreement, our advisor will manage our day-to-day operations and perform other duties, including, but not limited to, the following:

•	finding, presenting and recommending to us real estate investment opportunities consistent with our investment policies and objectives;

•	structuring the terms and conditions of our investments, sales and co-ownerships;

•	arranging for financing and refinancing of our real estate investments;

•	entering into leasing and management service contracts for our properties with experienced companies in the areas our properties are located;

•	reviewing and analyzing our operating and capital budgets;

•	assisting us in obtaining insurance;

•	generating an annual budget for us;

•	reviewing and analyzing financial information for each of our assets and the overall portfolio;

•
formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our real estate investments;

•	performing investor-relations services;

•	maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the Internal Revenue Service and other regulatory agencies;

•	engaging and supervising the performance of our agents, including our dealer- manager, registrar and transfer agents; and

•	performing any other services reasonably requested by us.
Additionally, we will reimburse our advisor for all of the costs incurred by our advisor or its affiliates in connection with our organization and offering subject to a limit of 3% of gross offering proceeds. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, transfer agent costs and other accountable offering-related expenses, including but not limited to: (i) amounts to reimburse our advisor and its affiliates for all marketing related costs and expenses; (ii) personnel employed to respond to inquiries from prospective stockholders; and (iii) facilities and technology costs, insurance expenses and other costs and expenses associated with this offering and marketing of our shares. The expenses and payments subject to reimbursement by us include personnel and related direct employment or overhead costs related to investor relations services provided in connection with the offering.

If (i) we request that our advisor perform services that are outside of the scope of the advisory agreement; or (ii) there are changes to the regulatory environment in which we and our advisor operate that significantly increases the level of services to be performed, such that the costs and expenses borne by our advisor for which it is not entitled to separate reimbursement, such services will be separately compensated at rates and in amounts as are agreed to by our advisor and our board of directors, including a majority of our independent directors.
The advisory agreement has a ten-year term but may be renewed for an unlimited number of successive ten-year periods upon the mutual consent of our advisor and us. Additionally, either a majority of our independent directors or our advisor may terminate the advisory agreement without cause or penalty upon 90 days’ written notice and, in such event, our advisor must cooperate with us and our directors in making an orderly transition of the advisory function. Upon termination of the advisory agreement by us without cause or by our advisor at a time when no cause for termination exists, our advisor may be entitled to a termination fee equal to the liquidation fee payable to our advisor (based upon an independent appraised value of the portfolio) had the portfolio been liquidated on the termination date. Any termination of the advisory agreement for cause, would involve a difficult and lengthy process in concluding that the for cause standard had been met, which conclusion would be subject to challenge by our advisor and could result in a protracted legal process.
Our advisor and its affiliates expect to engage in other business ventures and, as a result, they will not dedicate their resources exclusively to our business. However, pursuant to the advisory agreement, our advisor must devote sufficient resources to our business to discharge its obligations to us. Our advisor may assign the advisory agreement to an affiliate upon our approval. We may assign or transfer the advisory agreement to a successor entity.
Compensation Payable to Our Advisor
We have executive officers who manage our operations. All costs relating to our executive offices and any employees of our advisor will be paid by our advisor, including the real estate professionals employed by our advisor to manage our day-to-day affairs and our portfolio of real estate investments, all of whom will be subject to our board of directors’ supervision. The following table summarizes all of the compensation and fees that we pay to our advisor and its affiliates, including amounts to reimburse their costs in providing services, assuming the maximum offering amount is sold. The board of directors, including a majority of our conflicts committee, has the right to change the compensation arrangements with our advisor in the future without the consent of our stockholders.

Type of Compensation	Organization and Offering Stage	Estimated Amount for Maximum Offering

Organization and Offering Expenses
We will reimburse our advisor for actual organizational and offering expenses up to 3.0% of gross offering proceeds. Our advisor is responsible for all of our organizational and offering expenses, including expenses related to personnel performing services in connection with the offering (e.g., salaries, payroll taxes, benefits).
$1,100,484 The actual amount will depend on the number of shares sold and actual expenses incurred.

Type of Compensation	Acquisition and Operations Stage	Estimated Amount for Maximum Offering

Acquisition Fee and Expenses
For each acquisition, we will pay our advisor 3.0% of the Company’s pro rata share of the contract purchase price of the investment. In addition, we will reimburse our advisor for expenses incurred by the advisor or any of its affiliates in connection with potential investments, whether or not we ultimately acquire the investment. The total of all acquisition fees and acquisition expenses shall be reasonable and shall not exceed 6.0% of the contract price of the property. However, a majority of the directors (including a majority of our independent directors) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to us.
$4,269,878 assuming use of our target leverage of 75.0%. The actual amount will depend on the number of shares sold and actual leverage achieved.

Asset Management Fee
We will pay our advisor and its affiliates 0.1% of the Company’s total investment value monthly. For purposes of this fee, “total investment value” means, for any period, the total of the aggregate book value of all of our assets, including assets invested, directly or indirectly, in properties, before deducting depreciation or bad debts or other similar non-cash items. To the extent that the advisor elects, in its sole discretion, to defer all or a portion of the monthly asset management fee, the advisor will waive, not defer, that portion of its monthly asset management fee that is up to 0.025% of the Company’s total investment value. Our advisor has indicated that it will defer receipt of these asset management fees in the near term in order to support our monthly distributions to stockholders.
Not determinable at this time.

Type of Compensation	Acquisition and Operations Stage	Estimated Amount for Maximum Offering

Financing Coordination Fee
Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if our advisor or its affiliates provides a substantial amount of services in connection with the financing or refinancing of any debt that we obtain relative to properties, we will pay our advisor or its assignees a financing coordination fee equal to 1.0% of the amount of such financing.
Not determinable at this time.
Property Management Fee
If the advisor or its affiliates provides property management services for a property, we will pay the advisor or its affiliates 1.5% of the gross revenues from the properties managed.  The advisor or its affiliates may subcontract the performance of its property management duties to third parties and pay all or a portion of its property management fee to such third parties.
Not determinable at this time.

Leasing Commissions
If the advisor or its affiliates provides a substantial amount of services in connection with the Company’s leasing of a property or properties to unaffiliated third parties, we will pay the advisor or its affiliates leasing commissions equal to 6.0% of the rents due pursuant to such lease for the first ten years of the lease term or for the full lease term if less than ten years; provided, however, that the leasing commission will be reduced to 3.0% in connection with a renewal of a lease of an existing tenant upon expiration of the initial lease agreement.  To the extent that an unaffiliated real estate broker assists with such leasing services, any compensation paid by the Company to the advisor or any of its affiliates will be reduced by the amount paid to such unaffiliated real estate broker.
Not determinable at this time.

Operating Expenses
We will reimburse the expenses incurred by our advisor and its affiliates in connection with their provision of services to us, including our allocable share of their overhead, such as rent, employee costs (including salaries and benefits), utilities and IT costs. We will not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor earns acquisition fees or disposition fees (other than reimbursement of travel, due diligence and other costs associated with potential investments, including investments that we do not purchase, and communication expenses) or for the salaries and benefits our advisor or its affiliates may pay to our executive officers.
Not determinable at this time.

Type of Compensation	Liquidation Stage	Estimated Amount for Maximum Offering

Disposition Fee
For significant assistance in connection with the sale of properties, we will pay our advisor or one of its affiliates 3.0% of the contract sales price of each property sold; provided, however, that if, in connection with such disposition, commissions are paid to third parties unaffiliated with our advisor or its affiliates, the disposition fees paid to our advisor or its affiliates together with the fees paid to unaffiliated third parties may not exceed 6.0% of the contract sales price. Substantial assistance in connection with the sale of a property includes our advisor’s preparation of an investment package for the property (including a new investment analysis and rent rolls) or such other substantial services performed by our advisor in connection with a sale. If we sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor a disposition fee.
Not determinable at this time.

Liquidation Fee
We will pay our advisor a Liquidation Fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 30.0% of the increase in the resultant value per share as compared to the highest prior NAV per share, if any, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of the a 6.5% cumulative, non-compounded return on the highest prior NAV per share, pro-rated for the year in which the liquidation event occurs.
Not determinable at this time.

Changes in Directors and Officers
Mr. Raymond J. Pacini, our former Chief Financial Officer, and Ms. Sandra Sciutto, our former Chief Accounting Officer have been reappointed to those respective officer positions. Mr. Pacini’s and Ms. Scitto’s biographies are as follows:
Mr. Raymond J. Pacini. Mr. Pacini is our Chief Financial Officer and he previously served in that capacity from April 2018 to October 28, 2019. He also served as one of our independent directors from November 2017 until April 2018. Mr. Pacini has been the Executive Vice President, Chief Financial Officer and Treasurer of NNN REIT since April 2018 and, until December 31, 2109, he also served in those capacities for REIT I. Mr. Pacini also served as Executive Vice President, Chief Financial Officer and Treasurer of our former sponsor and advisor until December 31, 2019. From June 2013 to April 2018, Mr. Pacini was the Chief Financial Officer of Northbound Treatment Services, a privately held company which treats drug and alcohol addictions. From 1998 to 2011, Mr. Pacini served as President, Chief Executive Officer and a Director of California Coastal Communities, Inc. (“CALC”), a residential land development and homebuilding company and was the Chief Financial Officer of CALC’s predecessors (Koll Real Estate Group, Inc., The Bolsa Chica Company and Henley Properties, Inc.) from 1992 to 1998. Mr. Pacini has seven years of experience as a certified public accountant with the accounting firm of Coopers & Lybrand (now known as PricewaterhouseCoopers LLP). On October 27, 2009, CALC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the Central District of California. On March 1, 2011, CALC emerged from bankruptcy and became a privately held company. Mr. Pacini has been a National Association of Corporate Directors (NACD) Board Leadership Fellow since 2014. Mr. Pacini received his B.A. in Political Science from Colgate University in 1977 and his M.B.A. from Cornell University in 1979. Mr. Pacini also served as an independent director, audit committee chair and the financial expert for Cadiz Inc. (NASDAQ: CDZI), a land and water resource development public company, from June 2005 to July 2019.
Ms. Sandra G. Sciutto. Ms. Sciutto is our Chief Accounting Officer and she previously served in that capacity from July 2018 until October 28, 2019. She also served as one of our independent directors from April 2018 until July 2018. Ms. Sciutto has also been the Senior Vice President and Chief Accounting Officer of NNN REIT and, until December 31, 2019, she served in those capacities for REIT I. From October 2016 to June 2018, Ms. Sciutto served as Chief Financial Officer for Professional Real Estate Services Inc., a privately held, full-service commercial real estate investment and operating company based in Orange County, California. From November 2012 to April 2016, Ms. Sciutto served as Chief Financial Officer and Investment Committee Member for Shopoff Realty Investments, L.P., a real estate developer and real estate fund sponsor. From 1998 to 2012, Ms. Sciutto served as Chief Financial Officer of CALC. From 1993 until 1998, Ms. Sciutto was the Controller of CALC and its predecessor companies Koll Real Estate Group, Inc. and The Bolsa Chica Company. On October 27, 2009, CALC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the Central District of California. On March 1, 2011, CALC emerged from bankruptcy and became a privately held company. Ms. Sciutto also has five years of experience as a certified public accountant with the accounting firm of KPMG LLP. Ms. Sciutto received her B.S. in Business Administration with a concentration in Accounting from Cal Poly State University, San Luis Obispo in 1982. She also holds an active CPA license in the state of California.

Effective January 29, 2020, Mr. Jeffrey Randolph resigned as one of our independent directors. Mr. Randolph will continue to serve as an independent director on the board of directors of NNN REIT. Mr. Vipe Desai has been elected to serve as an independent director to fill the vacancy left by Mr. Randolph’s resignation. Mr. Desai’s biography is as follows:
Mr. Vipe Desai. Mr. Desai is an independent director who has extensive knowledge and understanding of marketing and branding. Mr. Desai has spent the majority of his professional career in the action sports industries. From 1993 to 1998, Mr. Desai owned and operated H2O Surf and Snowboard Shop in Orange County, CA. This professional experience exposed Mr. Desai to action sports industries and provided him with valuable knowledge regarding marketing and brand awareness vis-à-vis action sports enthusiasts and youth culture. In 2000, Mr. Desai founded Propaganda HQ (“PHQ”), a youth brand consulting agency which assists its clients in developing brand strategies, event production, social media marketing and digital marketing. PHQ’s clients included Red Bull, Monster Energy, DaimlerChrysler, Surfrider Foundation, Billabong, DaKine, Electric Eyewear, Nixon Watches, O’Neill, Reef, HBO, and Ball Park Franks. From 2009 to 2010, Mr. Desai also held senior marketing positions with Monster Energy and TransWorld Media. While at Monster Energy, Mr. Desai was responsible for sponsored athlete relations, events and brand partnerships worldwide. In 2011, Mr. Desai launched HDX Hydration Mix, an environmentally friendly sports drink mix. Mr. Desai is a current or past Board member of various charitable organizations, including Ocean Champions, Lonely Whale, Skateistan, SIMA Humanitarian Fund, Rob Dyrdek Foundation, Surfrider Foundation, and Life Rolls On. Mr. Desai brings a unique perspective on the “branding” of our REIT’s investment products, including web site design, public relations and marketing. He is a graduate of Point Loma Nazarene University. Mr. Desai is a former independent director of NNN REIT and a former independent trust manager of Rich Uncles Real Estate Investment Trust I (“REIT I”), where he was also chairman of the audit committee and the special committee that reviewed the proposed merger of REIT I with NNN REIT and recommended approval of the merger to the shareholders of REIT I. Our board of directors has concluded that Mr. Desai is qualified to serve as a director by reason of his extensive business experience.
Forward-Looking Statements
This Current Report on Form 1-U contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; and we can give no assurance that these expectations will be attained. Factors that could cause actual results to differ materially from our expectations include, but are not limited to, the effects of being externally managed by our advisor and the risks associated therewith; the availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect our business; and other factors, including those set forth in the Risk Factors section of our Offering Circular, most recent Annual Report on Form 1-K for the year ended December 31, 2018 filed with the SEC, and other reports filed by us with the SEC, copies of which are available on the SEC’s website, www.sec.gov. We undertake no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ Raymond J. Pacini
Name:	Raymond J. Pacini
Title:	Chief Financial Officer

Date:	February 4, 2020